September 10, 2019

Steve M. Ritchie
President and Chief Executive Officer
Papa John's International, Inc.
2002 Papa John's Boulevard
Louisville, KY 40299

       Re: Papa John's International, Inc.
           Form 10-K for the Fiscal Year Ended December 30, 2018
           Filed March 8, 2019
           File No. 000-21660

Dear Mr. Ritchie:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of
Transportation and Leisure